CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 April 30, 2014


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:          First Trust Exchange-Traded Fund (the "Trust")
                         File Nos. 811-21774 and 333-125751
               -----------------------------------------------------


Dear Ms. Rossotto:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund (the "Trust") with the Securities and Exchange Commission (the "Commission") on February 28, 2014 (the "Registration Statement"). The Registration Statement relates to the First Trust Capital Strength ETF, First Trust CBOE(R) S&P 500(R) VIX(R) Tail Hedge Fund, First Trust Dow Jones Internet Index Fund, First Trust Dow Jones Select MicroCap Index Fund, First Trust ISE Chindia Index Fund, First Trust ISE-Revere Natural Gas Index Fund, First Trust ISE Water Index Fund, First Trust Morningstar Dividend Leaders Index Fund, First Trust NASDAQ-100 Equal Weighted Index Fund, First Trust NASDAQ-100 Ex-Technology Sector Index Fund, First Trust NASDAQ-100-Technology Sector Index Fund, First Trust NASDAQ(R) ABA Community Bank Index Fund, First Trust NASDAQ(R) Clean Edge(R) Green Energy Index Fund, First Trust NYSE Arca Biotechnology Index Fund, First Trust S&P REIT Index Fund, First Trust US IPO Index Fund, First Trust Value Line(R) 100 Exchange-Traded Fund, First Trust Value Line(R) Dividend Index Fund and First Trust Value Line(R) Equity Allocation Index Fund (each, a "Fund," and collectively, the "Funds"), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of these Funds.

Karen Rossotto
April 30, 2014
Page 2



COMMENT 1 - COVER

      At the end of the second paragraph on the cover, of the prospectus, add "and only to and from broker-dealers and large institutional investors that have entered into participation agreements."

RESPONSE TO COMMENT 1

      The disclosure has been revised in accordance with this comment.

COMMENT 2 - FIRST TRUST CAPITAL STRENGTH ETF - INVESTMENT OBJECTIVE

      Remove the second sentence in the Investment Objective section and consider moving this disclosure regarding the Fund's name change to statutory prospectus or to the statement of additional information.

RESPONSE TO COMMENT 2

      The disclosure has been revised in accordance with this comment.

COMMENT 3 - ALL FUNDS - FEES AND EXPENSES OF THE FUND - EXAMPLE

      Provide a date in the Example that is at least one year from the date of the prospectus.

RESPONSE TO COMMENT 3

      The disclosure has been revised in accordance with this comment.

COMMENT 4 - APPLICABLE FUNDS - PRINCIPAL INVESTMENT STRATEGIES/PRINCIPAL RISKS

      To the extent that a Fund bases its investments on an Index that has an equity component, provide disclosure regarding the market capitalization ranges (e.g., "small," "mid" or "large") of the securities in the Index. Then provide an appropriate risk disclosure accordingly.

RESPONSE TO COMMENT 4

      The disclosure has been revised in accordance with this comment, as appropriate.

Karen Rossotto
April 30, 2014
Page 3



COMMENT 5 - FIRST TRUST CAPITAL STRENGTH ETF - PRINCIPAL INVESTMENT STRATEGIES

      The second paragraph of the Principal Investment Strategies section refers a part of the Index methodology that "selects the top 50 companies." Specify the criteria that is used to rank the top 50 companies.

RESPONSE TO COMMENT 5

      The disclosure has been revised in accordance with this comment to state that the Index "selects the top 50 companies with the lowest combined volatility score."

COMMENT 6 - ALL FUNDS - PRINCIPAL INVESTMENT STRATEGIES

      Disclose whether any of the Funds will use securities sampling for its investments.

RESPONSE TO COMMENT 6

      None of the Funds currently use securities sampling in its investments.

COMMENT 7 - FIRST TRUST CAPITAL STRENGTH ETF - PRINCIPAL INVESTMENT STRATEGIES

      The third paragraph of the Principal Investment Strategies section refers to instances when the Fund may invest in a "substitute for certain securities in the Index." What types of securities are used as substitutes and are there instances in which derivatives are used as substitutes?

RESPONSE TO COMMENT 7

      Currently, it is rare for a substitute security to take the place of a security in an Index. In such an instance, the substitute security would have a substantially similar profile to the security being substituted. Further, there are currently no instances in which derivatives are being used as a substitute. The disclosure has been revised in accordance with this comments.

Karen Rossotto
April 30, 2014
Page 4



COMMENT 8 - ALL FUNDS - PRINCIPAL RISKS

      In general, to the extent that there are certain principal risks disclosed, particularly for sectors and industry investments, there should be a corresponding investment strategy disclosed in the Principal Investment Strategies section.

RESPONSE TO COMMENT 8

       The disclosure has been revised in accordance with this comment.

COMMENT 9 - ALL FUNDS - ANNUAL TOTAL RETURN

      Per Form N-1A, in a parenthetical after an index or a broad-based market index as set forth in the Average Annual Total Returns table, insert "(reflects no deduction for fees, expenses or taxes)."

RESPONSE TO COMMENT 9

      The disclosure has been revised in accordance with this comment.

COMMENT 10 - APPLICABLE FUNDS - PRINCIPAL RISKS

      In the Consumer Discretionary Risk, define "consumer discretionary companies" in plain English and consider providing an example of such a company.

RESPONSE TO COMMENT 10

      The disclosure has been revised in accordance with this comment.

COMMENT 11 - APPLICABLE FUNDS - PRINCIPAL INVESTMENT STRATEGIES

      Provide a plain English definition of the term "base value" whenever it is used in the disclosure. To the extent that you consider the information to not be relevant to the shareholder, move to the back of the prospectus.

RESPONSE TO COMMENT 11

      The disclosure has been revised in accordance with this comment.

Karen Rossotto
April 30, 2014
Page 5



COMMENT 12 - APPLICABLE FUNDS - PRINCIPAL INVESTMENT STRATEGIES/PRINCIPAL RISKS

      To the extent that ADRs and other Depositary Receipts are used, disclosure whether any of the ones in which a Fund invests is unsponsored. Provide adequate risk disclosure to the extent that any are used.

RESPONSE TO COMMENT 12

      Currently, all ADRs in which the Funds invest are sponsored.

COMMENT 13 - FIRST TRUST ISE CHINDIA INDEX FUND - PRINCIPAL INVESTMENT STRATEGIES/PRINCIPAL RISKS

      Move the disclosure regarding H shares and A shares from the China Risk to the Principal Investment Strategies section.

RESPONSE TO COMMENT 13

      The disclosure has been revised in accordance with this comment.

COMMENT 14 - FIRST TRUST ISE-REVERE NATURAL GAS INDEX FUND - PRINCIPAL INVESTMENT STRATEGIES

      Explain the meaning of the "Fund's correlation to the price of natural gas" as set forth in the Principal Investment Strategies section.

RESPONSE TO COMMENT 14

      One of the screens used by the Index is to select securities that have a correlation to natural has prices. Although the Index and natural gas prices generally do not have a high correlation, using this screen helps the Index in being more correlated to the price of natural gas. The disclosure has been revised to reflect that the screen helps in the Index's correlation to the price of natural gas.

COMMENT 15 - FIRST TRUST ISE WATER INDEX FUND - PRINCIPAL INVESTMENT STRATEGIES

      The second paragraph of the Principal Investment Strategies section discloses that the Index is a "modified market-capitalization weighted portfolio." Explain the meaning of the term, "modified market-capitalization weighted." In what way is the market capitalization weight modified?

RESPONSE TO COMMENT 15

      The disclosure has been revised in accordance with this comment to disclose the weighting methodology of the Index.

Karen Rossotto
April 30, 2014
Page 6



COMMENT 16 - FIRST TRUST ISE WATER INDEX FUND - PRINCIPAL INVESTMENT STRATEGIES

      Disclose the types of industries/sectors that are represented by the securities in this Index. Also include disclosure in the Principal Investment Strategies that the Fund has investments in emerging market countries.

RESPONSE TO COMMENT 16

      The disclosure has been revised in accordance with this comment.

COMMENT 17 - FIRST TRUST NASDAQ-100 EX-TECHNOLOGY SECTOR INDEX FUND - PRINCIPAL INVESTMENT STRATEGIES/PRINCIPAL RISKS

      The second paragraph of the Principal Investment Strategies section refers to "international non-financial companies." Does this Fund's summary section require a Non-U.S. Securities Risk?

RESPONSE TO COMMENT 17

      The prospectus does not require a Non-U.S. Securities Risk as non-U.S. securities do not make up a significant part of the Fund's holdings.

COMMENT 18 - FIRST TRUST S&P REIT INDEX FUND - PRINCIPAL RISKS

         Include a Non-U.S. REIT Risk.

RESPONSE TO COMMENT 18

      This disclosure was not included because the Fund's disclosure states that the Fund's "Index contains those constituents of the S&P Developed REIT Index that are domiciled in the United States."

COMMENT 19 - FIRST TRUST US IPO INDEX FUND - PRINCIPAL INVESTMENT
STRATEGIES/PRINCIPAL RISKS

      Define IPO. Also disclose when securities are removed from the Index. The IPO Risk states that the Fund invests in companies that have "recently conducted a public offering." State a time frame for "recently."

Karen Rossotto
April 30, 2014
Page 7



RESPONSE TO COMMENT 19

      The disclosure has been revised in accordance with this comment. Also, the following disclosure has been included in the Principal Investment Strategies:
"In general, eligible constituents are added on the sixth day of trading and remain eligible to be included in the Index for approximately four years."

COMMENT 20 - FIRST TRUST VALUE LINE(R) 100 EXCHANGE-TRADED FUND - PRINCIPAL INVESTMENT STRATEGIES

      What is the Timeliness(TM) rank and what does it measure?

RESPONSE TO COMMENT 20

      The disclosure has been revised in accordance with this comment to state that the Timeliness(TM) rank measures the expected price performance relative to the other stocks in the universe over the following six to 12 months.

COMMENT 21 - FIRST TRUST VALUE LINE(R) DIVIDEND INDEX FUND - PRINCIPAL INVESTMENT STRATEGIES

      What is the Safety(TM) rank and what does it measure?

RESPONSE TO COMMENT 21

      The disclosure has been revised in accordance with this comment to state that the Safety(TM) rank measures the total risk of a stock relative to the other stocks in the Value Line(R) universe.

COMMENT 22 - MANAGEMENT OF THE FUNDS

      Update the descriptions of the Investment Committee members to describe what each member's occupation has been for the last five years.

RESPONSE TO COMMENT 22

      The disclosure has been revised in accordance with this comment.

Karen Rossotto
April 30, 2014
Page 8



COMMENT 23 - PORTFOLIO TURNOVER

      To the extent that a Fund's portfolio turnover rate is over 100%, include an active trading or portfolio turnover risk.

RESPONSE TO COMMENT 23

      The disclosure has been revised in accordance with this comment.


                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP



                                                   By: /s/ Morrison C. Warren
                                                       -------------------------
                                                           Morrison C. Warren